TASEKO MINES LIMITED
Management’s Discussion and Analysis

This management’s discussion and analysis ("MD&A") is intended to help the reader understand Taseko Mines Limited (“Taseko”, “we”, “our” or the “Company”), our operations, financial performance, and current and future business environment. This MD&A is intended to supplement and complement the consolidated financial statements and notes thereto, prepared in accordance with IFRS for the year ended December 31, 2011 (collectively, the “Financial Statements”). You are encouraged to review the Financial Statements in conjunction with your review of this MD&A and the most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission (“SEC”) and Canadian provincial securities regulatory authorities.

This MD&A is prepared as of March 9, 2012. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

Cautionary Statement on Forward-Looking Information

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities, and events or developments that the Company expects are forward-looking statements. Although we believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable law. Further information concerning risks and uncertainties associated with these forward-looking statements and our business may be found in our most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

TASEKO MINES LIMITED
Management’s Discussion and Analysis

FINANCIAL HIGHLIGHTS

	Year ended December 31,
(Cdn$ in thousands, except per share amounts)	2011	2010
Revenues	$251,866	$278,460
Net earnings	26,974	149,357
Per share (“EPS”) [1]	0.14	0.80
Adjusted net earnings [2]	17,458	57,328
Per share (“adjusted EPS”) [1]	0.09	0.31
EBITDA [2]	70,681	198,443
Adjusted EBITDA [2]	57,817	99,950
Capital expenditures	63,915	55,303
	As at December 31,
	2011	2010
Cash and equivalents	$277,792	$211,793
Dual currency deposits within other financial assets	40,602	-
Non-cash working capital	98,117	3,878
Net (cash) debt	(86,139)	(173,460)
Equity	496,817	460,742

1 Calculated using weighted average number of shares outstanding under the basic method.
2 Adjusted net earnings, adjusted EPS, EBITDA and adjusted EBITDA are non-GAAP financial performance measures with no standard definition under IFRS. See pages 30-33 of this MD&A.

As a result of the formation of a joint venture on March 31, 2010, the full-year comparatives for 2010 throughout this MD&A include 100% of the Gibraltar mine’s results through to March 31, 2010 and 75% of the Gibraltar mine’s results thereafter.

RECENT DEVELOPMENTS AND MARKET REVIEW

New Prosperity project

The Canadian Environmental Assessment Agency (CEAA) has completed the terms of reference and guidelines for the Company’s New Prosperity project. On February 28, 2012 a work program commenced on site for the purpose of obtaining information required for the federal environmental assessment.

Aley project

The Company is proceeding with its $20-million program for its Aley niobium project north of Mackenzie, British Columbia. The bulk of the work, scheduled to take place this summer, has three primary objectives: 1) further define the ore body; 2) undertake environmental baseline studies and 3) inform the project feasibility and advance preliminary engineering and mine site planning. To date, all exploration activities have been through helicopter supported programs. In order to advance this year's work and support future development, a road clearing contract has been awarded to a local First Nations construction firm and work has started on clearing a 12-km route into the project area.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Normal course issuer bid

Effective February 3, 2012, the Company commenced a normal course issuer bid for up to 10 million common shares of the Company. All shares will be purchased on the open market through the facilities of the Toronto Stock Exchange at the market price at the time of purchase. The Company’s normal course issuer bid will terminate on February 2, 2013 or earlier if the number of shares sought in the issuer bid has been obtained. The Company reserves the right to terminate the bid earlier at any time. Purchases under the normal course issuer bid are subject to the restricted payment limitations in the Company’s senior notes indenture.

Market review

Copper

The market price for copper is a primary driver of our profitability and our ability to generate operating cash flow. Copper markets demonstrated strong pricing during 2011 with significant volatility. This volatility was evidenced by record average prices for 2011 overall combined with significant declines in the last four months of 2011.

China and other emerging economies provided strong demand for copper in 2011 which supported copper prices through much of the year. Concerns regarding European debt and a slowing economy in the United States and elsewhere provided the impetus for significant volatility in financial and commodity markets particularly in the latter part of 2011. While copper prices have recovered to date in 2012, substantial risk in the form of volatility in financial and commodity markets will likely continue. This volatility can cause rapid declines in our copper prices which can have a significant effect on our profitability.

As a means to mitigate the potential impact of this copper price volatility on our future profitability and operating cash flow, we have purchased copper puts for approximately 90% of our share of 2012 production creating a US$3.50 floor for this period. These puts were primarily paid for by selling calls at an average price of US$5.08 per pound.

The benefits from our hedging strategy became apparent during 2011 with unrealized gains of $22.9 million on copper derivative instruments, offset partially by realized losses of $9.9 million. The quarterly mark-to-market of our unrealized hedge position can impact our earnings significantly due to this non-cash adjustment. We intend to maintain our strategy of hedging our share of copper production as a means of future operating margin protection.

Under our two copper concentrate sales agreements, a portion of our copper concentrate sales had not yet settled at year end. At December 31, 2011, Gibraltar (100%) had 19.9 million pounds of copper in concentrate not yet settled. Of this amount, pricing was fixed on 9.3 million pounds and the residual 10.6 million pounds was subject to final pricing. We are able to fix copper prices under one of our copper concentrate sales agreements based on accumulating threshold tonnage levels in the Vancouver warehouse. This contractual feature along with our hedging program serves to reduce our exposure to copper price volatility. The copper subject to final pricing is valued at year end using the copper price forward curve at that point in time.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Figure 1: Average monthly spot copper prices (USD per pound)

Foreign exchange rates

Figure 2: Average monthly USD exchange rates (CAD/USD)

The results of our operations are affected by the Canadian dollar/US dollar exchange rate. Our product sales are denominated in US dollars while the majority of our operating expenses are denominated in Canadian dollars. Fluctuations in the Canadian dollar/US dollar exchange rate can have a significant effect on operating results; however, changes in this rate have historically been correlated with offsetting changes in copper prices which have mitigated this effect. Fluctuations in the Canadian dollar/US dollar exchange rate will also have an effect on the net operating cash costs of production as reported in US$ per pound.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

FINANCIAL PERFORMANCE

Earnings

	Year ended
	December 31,
(Cdn$ in thousands)	2011	2010	Change	% Change
Net earnings	$26,974	$149,357	$(122,383)	(10%	)
Unrealized gain on derivatives, net of tax	(16,864)	(6,347)	(10,517)	166%
Gain on sale of shares	(6,443)	(4,087)	(2,356)	58%
Changes in fair value of financial instruments	307	25	282	>999%
Foreign currency translation losses	5,907	10,467	(4,560)	(44%	)
Loss on extinguishment of debt	-	2,136	(2,136)	(100%	)
Loss/(gain) on contribution to joint venture, net of tax	2,930	(63,623)	66,553	(105%	)
Non-recurring consulting expenses, net of tax	4,647	-	4,647	100%
Non-recurring tax adjustments	-	(30,600)	30,600	100%
Adjusted net earnings [1]	$17,458	$57,328	$(39,870)	(70%	)

1 Adjusted net earnings is non-GAAP financial performance measures with no standard definition under IFRS. See pages 30-33 of this MD&A.

The decrease in 2011 net earnings compared to 2010 is primarily driven by the recognition of a number of non-recurring items in 2010, including a $63.6 -million after-tax gain realized on the formation of the Gibraltar joint venture during the first quarter of 2010 and $30.6 million in reversals of historical tax reserves and interest.

As can be seen in the table above, the unrealized gains/losses on derivatives can vary significantly each period and have a significant impact on earnings. These swings are a result of the derivatives comprising our hedge program at the balance sheet date, and marking-to-market this copper hedge position using the forward copper price at the balance-sheet date. The hedge position at the end of 2011 was comprised of collars hedging 90% of our share of Gibraltar’s estimated 2012 copper production, whereas the hedge position at the end of 2010 was comprised of put options on our share of Gibraltar’s estimated copper production for the first six months of 2011.

We remove the foreign currency translation impact and the unrealized gains on the derivative instruments from our adjusted net earnings measure as they are not indicative of a realized economic gain/loss or the underlying performance of the business in the period. The realized gains/losses on these monetary items and derivative positions are reflected in net earnings in the period in which the position is settled.

The resultant adjusted net earnings is a non-GAAP performance measure that we believe is more representative of ongoing operations. Contributing to the $40-million decrease in adjusted net earnings year over year are the following changes:

  $27-million decrease in revenues associated with lower sales volumes;
  $8-million increase in cost of sales;
  $2-million impairment of plant and equipment;
  $9-million increase in interest expense associated with the 2011 senior notes issuance;
  $9-million increase in foreign exchange losses;
  offset by a $4-million increase in finance income; and
  $13 million for the associated tax effects of these items.

Each of the above-noted changes is examined in further detail in the sections below.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Revenues

	Year ended
	December 31,
(Cdn$ in thousands)	2011	2010	Change	% Change
Copper concentrate	$227,140	$258,932	$(31,792)	(12%	)
Copper cathode	6,936	3,987	2,949	74%
Total copper sales	$234,076	$262,919	$(28,843)	(11%	)
Molybdenum concentrate	14,317	12,656	1,661	13%
Silver contained in copper concentrate	3,473	2,885	588	20%
	$251,866	$278,460	$(26,594)	(10%	)
(thousands of pounds, unless otherwise noted)
Copper concentrate	58,913	69,706	(10,793)	(15%	)
Copper cathode	1,863	1,133	730	64%
Total copper sales	60,776	70,839	(10,063)	(14%	)
Average realized copper price (US$ per pound) [1]	$3.89	$3.60	$0.29	8%
Molybdenum concentrate	974	746	228	30%

1 The average exchange rate used for 2011 was CAD/USD $0.9893 (2010: $1.03) .

Copper revenues are down 11% primarily due to a 14% reduction in our share of the Gibraltar mine’s sales volumes. Contributing to this decrease in sales volumes is the 2010 joint venture transaction on March 31, 2010. Copper revenues were positively impacted by an increase in average realized copper prices year-over-year. Copper averaged US$4.00 per pound in 2011 and US$3.42 per pound in 2010 based on London Metals Exchange (LME) prices for these periods.

Molybdenum revenues have increased 13% benefitting from a 30% increase in sales volumes. The impact of the increased sales volumes has been partially offset by declining molybdenum prices over the course of 2011.

Cost of sales

	Year ended
	December 31,
(Cdn$ in thousands)	2011	2010	Change	% Change
Direct mining costs	$125,536	$120,810	$4,726	4%
Depreciation	12,145	12,655	(510)	(4%	)
Treatment and refining costs	11,632	11,563	69	1%
Transportation costs	13,108	16,275	(3,167)	(19%	)
Changes in inventories of finished goods and WIP	3,144	(3,544)	6,688	(189%	)
	$165,565	$157,759	$7,806	5%
Copper production (thousands of pounds)	62,165	75,050	(12,885)	(17%	)
Copper sales (thousands of pounds)	60,776	70,839	(10,063)	(14%	)
Direct mining costs per pound produced (per pound)	$2.02	$1.61	$0.41	25%
Depreciation per pound produced (per pound)	0.20	0.17	0.03	18%
Treatment and refining costs per pound sold (per pound)	0.19	0.16	0.03	19%
Transportation costs per pound sold (per pound)	0.22	0.23	(0.01)	(4%	)

TASEKO MINES LIMITED
Management’s Discussion and Analysis

The year-over-year increase in direct mining costs reflects a 10% increase in tons mined due, in part, to a planned increase in stripping activities during 2011. The strip ratio increased to 2.8 during 2011 from 2.5 in 2010. In addition, we have experienced some inflationary pressures in direct mining costs including higher labour, repairs and maintenance, diesel, grinding media and explosives costs. The increase in direct mining costs on a ‘per-unit of production’ basis is also affected by the decrease in grade and recovery year-over-year. (See Operating Statistics on page 11 for additional details).

Depreciation expenses have remained relatively constant year-over-year. Treatment and refining costs have increased on a ‘per-unit of sales’ basis, consistent with increases observed in the market in 2011, compared to 2010.

Other expenses and income

	Year ended
	December 31,
(Cdn$ in thousands)	2011	2010	Change	% Change
General and administrative	$21,100	$19,057	$2,043	11%
Exploration and evaluation	$10,411	$10,090	$321	3%
Other operating expenses (income):
Realized loss on copper derivatives	$9,910	$12,200	$(2,290)	(19%	)
Unrealized gain on copper derivatives	(22,944)	(8,877)	(14,067)	158%
Consulting expenses	6,322	-	6,322	100%
Impairment of plant and equipment	2,377	-	2,377	100%
Management fee income	(840)	(648)	(192)	30%
	$(5,175)	$2,675	$(7,850)	(293%	)
Loss (gain) on contribution of joint venture	$3,987	$(98,157)	$102,144	(104%	)

The increase in general and administrative expenses in 2011 is due to higher compensation costs primarily as a result of headcount increases in our engineering group, as well as increased consulting costs related to our expansion projects in the period.

Over 80% of the exploration and evaluation expenses during 2011 were attributable to work performed at the Aley project, with the balance primarily spent on New Prosperity. In 2010, over 85% of the exploration and evaluation expenses were incurred on New Prosperity with the remainder primarily spent on Aley.

The $9.9 -million loss on copper derivatives reflects the net cost of our copper hedging program for 2011. We purchased a series of put options for a total of 69.4 million pounds of copper, and the premium paid on these put options was approximately US$0.20 per pound. With the decline in spot copper prices, beginning in the third quarter, some of these options expired in-the-money. We received proceeds of approximately $3 million on these options.

During 2011, the Company purchased put options for 68.8 million pounds of 2012 copper production. The puts were partially financed by selling calls for an equivalent amount of copper, for a net cost of US$0.10 per pound. These costs will be realized over the course of 2012. However, these outstanding copper derivatives are marked-to-market each period end to fair value with any changes in fair value recognized in income as unrealized gains or losses. For 2011, we recognized $22.9 million in unrealized gains as a result of the decline in copper prices from the time we entered into the contracts in the second quarter 2011 through to the end of the year.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

In early July we engaged consultants to work with the Gibraltar management team over a 23-week period to design and execute programs directed at improvements in operational performance. The total cost of this engagement comprises the consulting expenses of $6.3 million. The medium and long-term benefits are expected to provide a significant return on the program, with initial operating impacts expected during the current fiscal year.

Certain plant and equipment were deemed redundant upon completion of the SAG direct feed project during 2011, which resulted in an impairment charge. We plan to dismantle the equipment and attempt to sell for scrap. No value is currently ascribed to the scrap material. We also identified other assets that will no longer be utilized under our current life-of-mine plan and recognized an impairment charge on these assets as well. The total impairment charges for 2011 were $2.4 million. There were no impairments identified in 2010.

Under the terms of the joint venture operating agreement, the Gibraltar joint venture pays the Company a management fee for services rendered as operator of the Gibraltar mine. The management fees are directly related to Gibraltar mine’s total revenues. The increase in the 2011 management fees earned reflects a full year of service by the Company as operator of the mine versus nine months in 2010.

On March 31, 2010, we entered into an agreement with Cariboo Copper Corp. (Cariboo) whereby we contributed certain assets and liabilities of the Gibraltar mine into an unincorporated joint venture and Cariboo paid the Company $186.8 million to acquire a 25% interest in the joint venture. We recognized a gain on contribution to the joint venture of $98.2 million. During 2011, the construction of the SAG direct feed system was completed. Under the terms of the agreement with Cariboo, the Company assumed 100% of the capital costs in excess of the capital budget for the SAG direct feed system in place at the time of the joint venture formation. The Company recognized a loss on contribution to the joint venture of $4.0 million during 2011 as a result of funding Cariboo’s portion of the SAG direct feed system project costs above the 2010 budgeted amount.

Finance expenses

	Year ended
	December 31,
(Cdn$ in thousands)	2011	2010	Change	% Change
Interest expense	$13,957	$4,542	$9,415	207%
Accretion on PER	2,046	1,936	110	6%
Loss on extinguishment of debt and royalty obligations	-	2,136	(2,136)	(100%	)
Foreign exchange loss	6,489	2,133	4,356	204%
	$22,492	$10,747	$11,745	109%

Interest expense has increased primarily as a result of the issuance of the US$200 million in senior notes in April 2011, bearing interest at 7.75% . The remainder of the interest expense is related to secured equipment loans and capital leases, which has also increased slightly year over year.

Foreign exchange losses arise as a result of the significant transactions we undertake in US dollars. All of our revenue transactions are denominated in US dollars. We incur certain capital and operating expenditures in US dollars, as well as make interest payments on our senior notes in US dollars. As a result of movements in exchange rates between the date we initially record our transaction and the date payment is made/received, we incur foreign exchange gains and losses. In addition, we have significant monetary assets and liabilities denominated in US dollars that are translated to Canadian dollars at each balance sheet date, resulting in a foreign exchange gain or loss. These monetary assets and liabilities include cash, accounts receivable and the senior notes.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Finance income

	Year ended
	December 31,
(Cdn$ in thousands)	2011	2010	Change	% Change
Interest income	$6,859	$14,933	$(8,074)	(54%	)
Gain on sale of shares	5,995	4,087	1,908	47%
Income realized on dual currency deposits	4,275	577	3,698	641%
Change in fair value of financial instruments	(307)	(25)	(282)	>999%
Dividend income	448	-	448	100%
	$17,270	$19,572	$(2,302)	(12%	)

Interest income is primarily comprised of income earned on the promissory note and reclamation deposits. In addition, interest income for 2010 includes a recovery of $8.1 million in interest expense associated with reversal of historical tax reserves. After adjusting for this non-recurring item in 2010, interest income is comparable year over year.

Income realized on dual currency deposits increased significantly in 2011 as a result of the investment of a portion of the proceeds on the senior notes issuance into these instruments.

Income tax

	Year ended
	December 31,
(Cdn$ in thousands)	2011	2010	Change	% Change
Current expense	$6,002	$4,106	$1,896	46%
Deferred expense	17,780	42,398	(24,618)	(58%	)
	$23,782	$46,504	$(22,722)	(49%	)
Effective tax rate	46.9%	23.7%
Canadian statutory rate	26.5%	28.5%

The overall income tax expense is lower in 2011 when compared to 2010, as the 2010 income tax expense took into account the proceeds received from the joint venture transaction, which reduced our income tax pools, resulting in higher deferred taxes. Current cash taxes were also higher in 2010 than they were 2011 as a result of the joint venture transaction.

The effective tax rate for 2011 is higher than the statutory rate primarily due to the mineral tax, permanent differences and unrecognized tax benefits. Certain items that are deductible for income tax purposes are not deductible for BC Mineral tax purposes which had the effect of increasing the effective tax rate by 15%. In addition, permanent differences, such as non-deductible share-based compensation, accounted for 4% of the difference. In addition, there were unrecognized tax benefits related to unrealized foreign exchange on debt, which had the effect of increasing the effective tax rate by 3%. When these differences are applied to the net income year-to-date, they impact the effective tax rate significantly. Other items including the impact of the reduction of corporate tax rates created minor impacts on the effective tax rate.

The effective tax rate for 2010 is lower than the statutory rate. Permanent differences related to non-deductible share-based compensation, non-taxable gains on the sale of securities and non-deductible interest had the effect of reducing the effective tax rate by 10%. This was partially offset by the impact of the BC Mineral tax which had

TASEKO MINES LIMITED
Management’s Discussion and Analysis

the effect of increasing the effective tax rate by 7%. In addition, there were adjustments for future tax rate differences.

REVIEW OF OPERATIONS AND PROJECTS

Gibraltar mine

	Three months ended		Twelve months ended
OPERATING STATISTICS (100% BASIS)	December 31,		December 31,
	2011	2010	2011	2010
Tons mined (millions)	15.4	15.6	57.5	52.3
Tons milled (millions)	4.3	3.9	15.2	15.0
Stripping ratio	2.7	2.9	2.8	2.5
Copper
Grade (%)	0.292	0.333	0.304	0.338
Recovery (%)	86.5	89.1	87.7	89.2
Production (million pounds)	21.8	22.9	80.8	90.5
Sales (million pounds)	19.7	32.7	78.6	85.3
Copper cathode
Production (million pounds)	0.5	0.5	2.1	1.8
Sales (million pounds)	0.9	0.9	2.5	1.5
Molybdenum
Grade (%)	0.012	0.012	0.012	0.012
Recovery (%)	38.8	29.8	36.7	25.5
Production (thousand pounds)	388	276	1,331	941
Sales (thousand pounds)	358	261	1,298	924
Per unit data [1,4]
Operating cash costs [2] (US$ per pound)	$1.91	$1.70	$2.04	$1.56
By-product credits [3] (US$ per pound)	($0.25)	($0.26)	($0.29)	($0.20)
Net operating cash costs of production [1] (US$ per pound)	$1.66	$1.44	$1.75	$1.36

1 Operating cash costs and net operating cash costs of production are non-GAAP financial performance measures with no standard definition under IFRS. See pages 30-33 of the Company’s MD&A.
2 Operating cash costs are comprised of direct mining costs which include personnel costs, mine site general & administrative costs, non-capitalized stripping costs, maintenance & repair costs, operating supplies and external services. Non-cash costs, such as share-based compensation and depreciation, have been excluded.
3 By-product credits are calculated based on actual sales of molybdenum and silver for the period, divided by the total pounds of copper produced during the period.
4 Per unit data may not sum due to rounding.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Full-year results

The Gibraltar mine’s copper production in 2011 was 82.9 million pounds, down 10% compared to the prior year production of 92.3 million pounds mainly due to lower head grade. Copper production in 2011 was also hampered by harsh winter conditions, tie-in of the SAG direct feed system, and the reline of the west rougher flotation bank and failure of the feed-end trunnion on Ball Mill #1.

Molybdenum production during 2011 was 1,331 thousand pounds, up 41% compared to 2010, also attributable to a significant improvement in molybdenum recovery as a result of operational and technical improvements to the molybdenum separation circuit.

Figure 3: Net operating cash costs of production1,2 per pound
(2010 compared to 2011)

1 Net operating cash costs of production is a non-GAAP financial performance measure with no standard definition under IFRS. See pages 30-33 of the Company’s MD&A.
2 Per unit cash costs of production may not sum due to rounding.

In 2011, net operating cash costs per pound of copper produced averaged US$1.75, a 29% increase over the US$1.36 averaged during the prior-year. Net operating cash costs were adversely impacted in 2011 by a 10% reduction in copper production, the strengthening of the Canadian dollar compared to the US dollar, and increased direct mining costs including higher labour, repairs and maintenance, diesel, electricity, grinding media and explosives costs. These cost increases were mitigated by a 38% increase in by-product credits to US$0.29 per pound of copper produced during 2011.

The tie-in of the SAG direct feed system was completed in May 2011 which eliminated the secondary crusher and fine ore delivery system bottleneck. The tie-in has allowed Gibraltar to move towards optimum mill throughput rates and mitigated throughput issues experienced historically in the winter months.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

In early July we engaged consultants to work with the Gibraltar management team over a 23-week period to design and execute programs directed at improvements in operational performance. The work with the consultants ended in December 2011.

Fourth-quarter results

The Gibraltar mine’s fourth quarter 2011 copper production was 22.3 million pounds, a 5% decrease from the 23.4 million pounds produced in the fourth quarter 2010 primarily due to lower head grade. Mill optimization efforts continue with average mill throughput of 52,500 tons per operating day being realized in the quarter. Mill availability was lower than expected in the quarter at 89% due to additional downtime for mill re-lines, screen deck maintenance, and an annual planned electrical outage. Mill throughput efforts have continued with further gains yet to be realized from “mine to mill” optimization and improvements in mill availability.

Molybdenum production during fourth quarter 2011 was 388 thousand pounds, up 40% compared to the prioryear quarter, largely due to a 30% increase in molybdenum recovery.

Figure 4: Net operating cash costs of production1,2 per pound
(fourth quarter 2010 compared to fourth quarter 2011)

1 Net operating cash costs of production is a non-GAAP financial performance measure with no standard definition under IFRS. See pages 30-33 of the Company’s MD&A.
2 Per unit cash costs of production may not sum due to rounding.

In the fourth quarter 2011, total net operating cash costs per pound of copper produced averaged US$1.66, a 15% increase over the US$1.44 averaged during fourth quarter 2010. Net operating cash costs per unit of production were adversely impacted in fourth quarter 2011 mainly due to lower copper production. Costs were also impacted with increases in labour, maintenance and consumable costs.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Gibraltar Development Plan (GDP3)

The total GDP3 Project capital cost is estimated at $325 million and, to date, commitments have been made for approximately 70% of the project capital requirements. Engineering Procurement and Construction Management (EPCM) activities on the $237-million infrastructure portion of the project continue to progress as planned. Major equipment purchases for the concentrator, molybdenum plant and infrastructure are complete and detailed engineering activities for the project structural, mechanical and electrical systems continue. Orders and contracts for over 60% of the infrastructure portion of the project budget have been placed and, as reported previously, all of the major mining equipment has been purchased. Shipment of long lead items including transformers and grinding mill components commenced in February 2012.

Construction activities are proceeding as planned. The #2 Concentrator building foundation and the grinding mill foundations have been completed as has the erection of the Molybdenum Plant building. Erection of the #2 Concentrator building is well underway as are civil concrete works for the mill feed conveyors. Structural and mechanical installation of the conveyors will commence in March 2012.

The project remains on time and on budget. Commissioning of the facilities is scheduled to commence in December 2012.

New Prosperity project

We have revised our plans for the New Prosperity project and have developed a new design proposal which adds construction costs and life of mine operating expenditures of approximately $300 million to the original design. The new plan responds to concerns identified during the federal review process and in February 2011, the Company submitted a new project description to the Federal Government. The Federal Government accepted the new project description during the third quarter 2011.

On November 7, 2011, the Company was advised that a ‘Notice of Commencement’ had been posted by the CEAA related to the New Prosperity project. The Notice of Commencement confirmed that the project description had met all criteria required for an environmental assessment and that a panel review would be conducted by the Federal Review Agency. The Minister of the Environment indicated that CEAA will complete this review in not more than 12 months and that CEAA would use information gathered in the previous environmental assessment.

Subsequent to the Notice of Commencement from CEAA in November 2011, the Company reported that it had been unlawfully obstructed from conducting work on the New Prosperity site. Court proceedings followed in December 2011 where the Company’s work permits were suspended for 90 days in order to allow the courts to hear a provincial judicial review regarding the adequacy of consultation by the BC Government prior to providing the Company with the necessary work permits. On February 27, 2012, the Company reported that the temporary injunction preventing the Company from undertaking routine exploration work on the New Prosperity site pending a BC Supreme Court Judicial Review, has been vacated by court order. On February 28, 2012, the Company commenced a reduced scope of work that will be undertaken for the sole purposes of obtaining information required for the federal environmental assessment of the proposed New Prosperity project. On this basis, the parties have agreed not to further pursue existing legal actions.

The environmental assessment announced by CEAA remains in process under the timeline identified in their November 7, 2011 press release. The public comment period on the draft terms of reference and environmental impact statement commenced on January 23, 2012 and was completed on February 22, 2012. These documents will now be finalized by CEAA and inform the panel review process.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Aley project

Taseko announced a mineral resource estimate for the Aley project in September 2011. The in-pit inferred resource estimate was based on assay results from the Central Zone to July 31, 2011 and totaled 158.9 million tonnes grading 0.43% Nb2O5 using a base case cut-off of 0.2% Nb2O5.

The 2011 exploration program was completed in third quarter 2011 and included a total of 16,800 meters of additional resource drilling in 65 holes in the central zone. This drilling was targeted to provide sufficient infill drill density to achieve a measured and indicated status for the resource and to investigate those areas in which the resource is open to expansion. Assays were received in the fourth quarter and review of these assays will be completed in the first quarter 2012. A geological model and updated block model are under review with a plan to complete a resource update in the first quarter 2012. Metallurgical testwork is in progress on Aley.

Environmental baseline studies are ongoing including:

  Climate, Air and Noise
  Hydrology/Hydrogeology
  Water Quality
  Soils and Terrain
  Vegetation and Ecosystem Mapping
  Wildlife
  Aquatic Ecology
  Fish and Fish Habitat

Clearing of the site access road right of way was initiated in February 2012 with completion anticipated in early April 2012. Road construction is planned to start soon thereafter.

Engineering work on minesite components, tailings storage facility, and transmission line options was started at the end of the fourth quarter.

FINANCIAL CONDITION REVIEW

Balance sheet review

Total assets were $994.7 million at December 31, 2011, representing a 38% increase from the total assets of $722.1 million at December 31, 2010. The increase is primarily a result of the net proceeds received from the US$200.0 million senior notes offering which we closed in the second quarter, along with an increase in the rehabilitation cost asset.

Our asset base is comprised principally of non-current assets including property, plant and equipment, reflecting the capital intensive nature of the mining business. Our current assets include cash, accounts receivable, other financial assets and inventories (supplies and production inventories), along with other current assets that are primarily prepaid expenses and deposits. Production inventories, accounts receivable and cash balances fluctuate in relation to our shipping and cash settlement schedules, which provide for payment typically either one or four months after the month of arrival at the receiving port.

Total liabilities increased by $236.6 million since December 31, 2010 to $497.9 million as at December 31, 2011. This increase reflects the senior notes issuance and an increase in the provision for environmental rehabilitation (PER).

TASEKO MINES LIMITED
Management’s Discussion and Analysis

The PER valuation is impacted by the changes in discount and inflation rates as at each quarter end. The volatility in the markets during 2011 extended to the Bank of Canada benchmark bond rates which are used as the proxies for discount rates. The long-term benchmark bond, which has the greatest impact on our calculation, decreased to 3.1% as at December 31, 2011 compared to 3.7% at the end of 2010. Given the long time frame over which environmental rehabilitation expenditures are expected to be incurred (over 100 years), the amounts of the provision and asset are sensitive to even the slightest change in estimates of discount and inflation rates.

As at March 9, 2012, there were 195,818,495 common shares outstanding. In addition, there were 13,561,500 director, employee and contractor stock options. More information on these instruments and the terms of their exercise is set out in note 21 of our 2011 annual financial statements.

Liquidity, cash flow and capital resources

At December 31, 2011, the Company had cash and equivalents of $277.8 million, as compared to $211.8 million at December 31, 2010. An additional $40.6 million and $20.1 million of highly-liquid money market instruments are recorded as current other financial assets and long-term other financial assets, respectively, as these instruments have maturity dates greater than three months from the date of acquisition. We maintained our strategy of retaining significant liquidity to fund operations and the GDP3 expansion.

Operating cash flow for 2011 was an inflow of $11.7 million compared to an inflow of $94.1 million for the prior year. Additionally, operating cash flow for both periods reflect the formation of the Gibraltar joint venture on March 31, 2010 and the corresponding 25% decrease in our share of the Gibraltar mine’s operating cash flow since that date.

The principal use of operating cash flows is capital expenditures. With the issuance of the senior notes, a future use of operating cash flow will be the repayment of debt including interest.

Future changes in market copper and molybdenum prices could impact the timing and amount of cash available for future investment in capital projects and/or other uses of capital. To partially mitigate these risks, we enter into copper hedges on our share of Gibraltar copper production. Alternative sources of funding for future capital or other liquidity needs include future operating cash flow, strategic partnerships, such as the Gibraltar joint venture and the Franco-Nevada gold stream transaction, and debt or equity financings. These alternatives are continually evaluated to determine the optimal mix of capital resources to address our capital needs and minimize our weighted average cost of capital.

Cash used in investing activities for 2011 was $124.0 million principally due to the investment in dual currency deposits (“DCD”) with terms greater than three months compared to cash generated from investing activities of $128.4 million for 2010. A DCD is a derivative instrument which combines a money market deposit with a currency option to provide a higher yield than that available for a standard deposit. The currency in which the Company receives payment upon maturity of the DCD is dependent on the prevailing spot foreign exchange rate at maturity. DCDs with maturity dates of three months or less are classified as cash and equivalents. During 2011, a total of $235.6 million was invested in marketable securities, DCDs with terms greater than three months, and copper hedging contracts. In addition, $63.9 million was invested in property, plant and equipment, offset by $169.5 million in proceeds on the sale and maturity of investments, and interest received of $7.1 million. The prior year reflects the $186.8 million in cash received for the 25% contribution to the joint venture, offset by capital expenditures and purchase of investments.

Cash provided by financing activities for 2011 was $173.5 million compared to cash used in financing activities of $42.0 million for 2010. Included in 2011 are $192.0 million in proceeds from the senior notes offering, $8.4 million in proceeds from common shares issued, offset by debt issuance costs of $6.1 million and repayment of debt including interest. This compares to a use of cash in financing activities for 2010 of $42.0 million primarily related to the prepayment of the senior credit facility.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Hedging strategy

We implemented our hedging program in 2009 as copper prices were recovering from the commodity pricing collapse that occurred in late 2008 and early 2009. Since that time, our strategy has been to hedge at least 50% of our copper production using put options that are either purchased outright or funded by the sale of calls that are significantly out of the money using either a zero-cost basis or funded basis.

The amount and duration of our hedge position is based on our assessment of business-specific risk elements combined with the copper pricing outlook. Currently we have 90% of our estimated share of 2012 Gibraltar production hedged at $3.50 per pound. This increased hedging level is based on the potential risks associated with a copper price correction during the build-out of GDP3. This corresponds with a period of heightened vulnerability given the scope of the capital expenditure and working capital requirements during 2012. The project is scheduled to be completed and commissioned in late 2012.

We review our copper price and quantity exposure at least quarterly to ensure that adequate revenue protection is in place. Our hedge positions are typically extended adding incremental quarters at established put strike prices to provide the necessary price protection.

Considerations on the cost of the hedging program include an assessment of Gibraltar’s estimated production costs, anticipated copper prices and estimated gross margins during the relevant period.

Commitments and contingencies

The Company expects to incur capital expenditures during the next five years for both the Gibraltar mine and other projects. The other projects are at various stages of development, from preliminary exploration through to permitting. The ultimate decision to incur capital expenditures at each potential site is subject to positive results which allow the project to advance past decision hurdles.

At December 31, 2011, capital commitments associated with GDP3 totaled $49.1 million on a 100% basis. Capital commitments for all other projects were $0.5 million. Our share of total commitments was $37.2 million at year end.

In April 2011, the Company completed a public offering of US$200 million in senior notes due in 2019, bearing interest at an annual rate of 7.75% . The notes are guaranteed by the Company’s subsidiaries and the subsidiary guarantees are, in turn, guaranteed by the Company. The Company may redeem some or all of the notes at any time on or after April 15, 2015 at redemption prices ranging from 103.875% to 100% plus accrued interest. Prior to April 15, 2015, the notes may be redeemed at 100% plus a make-whole premium, plus accrued interest. In addition, until April 15, 2014, the Company may redeem up to 35% of the principal amount of notes, in an amount not greater than the net proceeds of certain equity offerings, at a redemption price of 107.75%, plus accrued interest. The Company is subject to certain restrictions on asset sales, payments, and incurrence of indebtedness and issuance of preferred stock.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

	Payments due
($ in thousands)	2012	2013	2014	2015	2016	thereafter	Total
Debt [1] :
Repayment of principal	13,753	9,610	6,829	3,728	927	203,400	238,246
Interest	17,518	16,717	16,235	15,927	15,783	36,126	118,306
PER [2]	-	-	-	-	-	128,020	128,020
Operating leases	1,377	117	145	-	-	-	1,639
Capital expenditures [3]	37,200	-	-	-	-	-	37,200
Other expenditures [4]	13,514	23,809	15,461	-	-	-	52,784

1 Debt is comprised of senior notes, capital leases and secured equipment loans.
2 Provision for environmental rehabilitation – Amounts presented in the table represent the undiscounted future payments for the expected cost of environmental rehabilitation.
3 Purchase obligations for capital commitments include only those items where binding commitments have been entered into. Commitments at the end of 2011 primarily relate to the GDP3 expansion.
4 Other expenditure commitments include the supply of goods and services, royalty obligations and exploration activities. Actual timing of payment for royalty obligations may differ. Amounts estimated based on expected future production levels.

SELECTED ANNUAL INFORMATION

	Year ended December 31,
(Cdn$ in thousands, except per share amounts)	2011	2010	2009[1]
Revenues	$251,866	$278,460	$188,902
Net earnings	$26,974	$149,357	$10,561
Per share – basic	$0.14	$0.80	$0.06
Per share – diluted	$0.14	$0.74	$0.06
		December 31,	January 1,
	2011	2010	2010
Total assets	$994,732	$722,094	$567,683
Total long-term financial liabilities	$264,482	$82,162	$136,446

1 Information for 2009 is presented in accordance with Canadian GAAP and was not required to be restated to IFRS.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

FOURTH QUARTER RESULTS

	Three months ended
Consolidated Statements of Comprehensive Income	December 31,
(Cdn$ in thousands, except per share amounts)	2011	2010

Revenues	$60,512	$108,959
Cost of sales	(41,235)	(52,461)
Gross profit	19,277	56,498

General and administrative	(5,377)	(5,159)
Exploration and evaluation	(2,664)	(3,971)
Other operating income (expenses)	(25,709)	(2,894)
Gain (loss) on contribution to joint venture	-	1,095
	(14,473)	45,569

Finance expenses	(4,632)	(5,037)
Finance income	9,909	1,775
Earnings (loss) before income taxes	(9,196)	42,307

Income tax recovery (expense)	1,502	(16,757)
Net earnings (loss) for the period	$(7,694)	$25,550

Other comprehensive income (loss):
Unrealized gains (losses) on available-for-sale financial assets, net of tax	(1,483)	697
Total other comprehensive income (loss) for the period	$(1,483)	$697

Total comprehensive income (loss) for the period	$(9,177)	$26,247

Earnings per share
Basic	$(0.04)	$0.14
Diluted	$(0.04)	$0.13

Weighted-average shares outstanding (thousands)
Basic	195,771	187,159
Diluted	200,306	204,062

TASEKO MINES LIMITED
Management’s Discussion and Analysis

	Three months ended
Consolidated Statements of Cash Flows	December 31,
(Cdn$ in thousands)	2011	2010
Operating activities
Net earnings (loss) for the period	$(7,694)	$25,550
Adjustments for:
Depreciation	2,369	4,790
Income tax expense (recovery)	(1,502)	16,757
Income tax paid	(5,175)	(525)
Share-based compensation	1,564	2,158
Unrealized loss on derivatives	21,929	2,509
Finance expenses	7,746	1,531
Finance income	(3,851)	1,343
Gain on contribution to joint venture	-	(1,095)
Other operating activities	1,023	(6)
Net change in non-cash working capital	(8,623)	(15,756)
Cash provided by operating activities	7,786	37,256

Investing activities
Purchase of property, plant and equipment	(28,942)	(16,886)
Purchase of financial assets	(22,766)	(5,685)
Interest received	2,976	1,548
Proceeds from sale of financial assets	69,955	-
Other investing activities	(471)	5,712
Cash provided by (used for) investing activities	20,752	(15,311)

Financing activities
Repayment of debt	(2,900)	(2,274)
Interest paid	(8,408)	(1,023)
Common shares issued for cash	1,073	975
Cash provided by (used for) financing activities	(10,235)	(2,322)

Effect of exchange rate changes on cash and equivalents	(8,594)	(3,247)
Increase in cash and equivalents	9,709	16,376
Cash and equivalents, beginning of period	268,083	195,417
Cash and equivalents, end of period	$277,792	$211,793

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Earnings

	Three months ended
	December 31,
(Cdn$ in thousands)	2011	2010	Change	% Change
Net earnings (loss)	$(7,694)	$25,550	$(33,244)	(130%	)
Unrealized loss on derivatives, net of tax	16,118	1,794	14,324	798%
Changes in fair value of financial instruments	(1,541)	(98)	(1,443)	>999%
Foreign currency translation losses	1,383	6,208	(4,825)	(78%	)
Gain on contribution to joint venture, net of tax	-	(794)	794	(100%	)
Non-recurring consulting expenses, net of tax	1,675	-	1,675	100%
Adjusted net earnings [1]	$9,941	$32,660	$(22,719)	(70%	)

1 Adjusted net earnings is non-GAAP financial performance measures with no standard definition under IFRS. See pages 30-33 of this MD&A.

Contributing to the $23-million decrease in the quarterly adjusted net earnings year-over-year are the following changes:

  $48-million decrease in revenues;
  offset by an $11-million decrease in cost of sales;
  $2-million impairment on plant and equipment;
  $3-million increase in interest expense associated with the 2011 senior notes issuance;
  offset by a $3-million increase in finance income;
  $11-million increase in foreign exchange gains; and
  $7 million for the associated tax effects of these items.

Each of the above-noted changes is examined in further detail in the sections below.

Revenues

	Three months ended
	December 31,
(Cdn$ in thousands)	2011	2010	Change	% Change
Copper concentrate	$53,998	$102,017	$(48,019)	(47%	)
Copper cathode	2,199	2,472	(273)	(11%	)
Total copper sales	$56,197	$104,489	$(48,292)	(46%	)
Molybdenum concentrate	3,439	3,193	246	8%
Silver contained in copper concentrate	876	1,277	(401)	(31%	)
	$60,512	$108,959	$(48,447)	(44%	)
(thousands of pounds, unless otherwise noted)
Copper concentrate	14,767	24,531	(9,764)	(40%	)
Copper cathode	670	666	4	1%
Total copper sales	15,437	25,197	(9,760)	(39%	)
Average realized copper price (US$ per pound) [1]	$3.56	$4.09	$(0.53)	(13%	)
Molybdenum concentrate	269	196	100	51%

1 The average exchange rate used for 2011 was CAD/USD $0.9893 (2010: $1.03) .

TASEKO MINES LIMITED
Management’s Discussion and Analysis

The 39% decrease in sales volumes was primarily due to scheduling of shipments of copper concentrate. Consequently, there was a large inventory of copper concentrate on hand at the end of the fourth quarter 2011 which was shipped during the first week of January 2012.

The average copper price realized by the Company in both quarters exceeded the LME prices for the periods. According to the LME, copper averaged US$3.40 per pound in fourth quarter 2011 and US$3.92 per pound in the prior-year quarter. The difference between realized copper prices and the average market price for the fourth quarter 2011 reflects the pricing of 10.6 million pounds of copper concentrate not yet settled using the copper price forward curve as at December 31, 2011. The spot price for copper closed midway between the high and low for the fourth quarter at US$3.43 per pound on December 30, 2011.

Molybdenum revenues totaled $3.4 million in fourth quarter 2011 which is comparable to the prior-year quarter.

Cost of sales

	Three months ended
	December 31,
(Cdn$ in thousands, unless otherwise noted)	2011	2010	Change	% Change
Direct mining costs	$32,777	$30,056	$2,721	9%
Depreciation	2,200	4,685	(2,485)	(5%	)
Treatment and refining costs	2,973	3,757	785	(20%	)
Transportation costs	3,400	5,029	1,629	(32%	)
Changes in inventories of finished goods and WIP	(115)	8,934	(9,049)	(101%	)
	$41,235	$52,461	$(11,226)	(21%	)
Copper production (thousands of pounds)	16,753	17,577	(824)	(5%	)
Copper sales (thousands of pounds)	15,437	25,197	(9,760)	(39%	)
Direct mining costs per pound produced (per pound)	1.96	1.71	0.25	14%
Depreciation per pound produced (per pound)	0.13	0.27	(0.14)	(51%	)
Treatment and refining costs per pound sold (per pound)	0.19	0.15	0.04	29%
Transportation costs per pound sold (per pound)	0.22	0.20	0.02	10%

The 21% decrease in cost of sales reflects the 39% decrease in copper sales volumes in fourth quarter 2011 compared to the prior-year quarter. The increase in direct mining costs is partially attributable to higher diesel, tires, labour, repairs and maintenance, and explosives costs. Also contributing to the increase in direct mining costs on a ‘per unit of production’ basis is lower production quarter-over-quarter as a result of lower head grades and recoveries.

Depreciation expense included in fourth quarter 2011 cost of sales has decreased due, in part, to a build-up of inventory during the quarter which includes capitalized depreciation expenses. Also, fourth quarter 2010 depreciation was higher than normal due to an adjustment that was made in the quarter relating to the full year.

Treatment and refining costs and transportation costs have increased on a ‘per unit of sales’ basis, consistent with increase in these costs observed in the market.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Other expenses and income

	Three months ended
	December 31,
(Cdn$ in thousands)	2011	2010	Change	% Change
General and administrative	$5,377	$5,159	$218	4%
Exploration and evaluation	2,664	3,971	(1,307)	(32%	)
Other operating expenses (income):
Realized loss (gain) on copper derivatives	$(599)	$658	$(1,257)	>100%
Unrealized loss on copper derivatives	21,929	2,509	19,420	>100%
Consulting expenses	2,279	-	2,279	100%
Impairment of plant and equipment	2,377	-	2,377	100%
Management fee income	(277)	(273)	(4)	1%
	$25,709	$2,894	$22,815	>100%
(Gain)/loss on contribution of joint venture	$-	$(1,095)	$1,095	(100%	)

General and administrative expenses were comparable quarter over quarter.

Exploration and evaluation expenses during fourth quarter 2011 were attributable to work performed at the Aley project and the New Prosperity project. The decrease compared to the prior-year quarter is a result of reduced spending on the New Prosperity project in the fourth quarter 2011.

The gain on copper derivatives during fourth quarter 2011 reflects the receipt of $2 million in proceeds on put options expiring in the money, net of the expense related to the premium paid on these put options at approximately US$0.20 per pound.

During 2011, the Company entered into copper derivative contracts for 68.8 million pounds of 2012 copper production. These outstanding copper derivatives are marked-to-market each period end with any changes in fair value recognized in income as unrealized gains or losses. Since the end of the third quarter 2011 through to the end of the year, there has been an increase in copper prices resulting in an unrealized loss on copper derivatives in the amount of $21.9 million.

In early July, we engaged consultants to work with the Gibraltar management team over a 23-week period to design and execute programs directed at improvements in operational performance. The total cost of this engagement during the fourth quarter 2011 was $2.3 million.

Certain plant and equipment was deemed redundant upon completion of the SAG direct feed project during 2011, which resulted in an impairment charge being taken during fourth quarter 2011. We also identified other assets that will no longer be utilized under our current life-of-mine plan and recognized an impairment charge for these assets as well. The total impairment charges for 2011 were $2.4 million. There were no impairments identified in 2010.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Finance expenses

	Three months ended
	December 31,
(Cdn$ in thousands)	2011	2010	Change	% Change
Interest expense	$4,198	$1,058	$3,140	297%
Accretion on PER	434	506	(72)	(14%	)
Foreign exchange loss	-	3,473	(3,473)	(100%	)
	$4,632	$5,037	$(405)	(8%	)

The quarter-over-quarter increase in interest expense is due to the issuance of the senior notes early in the second quarter 2011.

Finance income

	Three months ended
	December 31,
(Cdn$ in thousands)	2011	2010	Change	% Change
Interest income	$2,200	$1,802	$398	22%
Income realized on dual currency deposits	2,990	(125)	3,115	>100%
Change in fair value of financial instruments	1,541	98	1,443	>100%
Foreign exchange gain	3,178	-	3,178	100%
	$9,909	$1,775	$8,134	>100%

Income realized on dual currency deposits increased substantially, in line with an increase in the amount of funds invested in these money market instruments in 2011.

Income tax

	Three months ended
	December 31,
(Cdn$ in thousands)	2011	2010	Change	% Change
Current expense (recovery)	$(2,840)	$(235)	$(2,605)	>100%
Deferred expense	1,338	16,992	(15,654)	(92%	)
	$(1,502)	$16,757	$(18,259)	>100%
Effective tax rate	16.3%	39.6%	-	-
Canadian statutory rate	26.5%	28.5%	-	-

The income tax recovery realized in fourth quarter 2011 is primarily a result of deductions allowed for tax associated with the copper hedging program which was much higher than in 2010. In addition, the difference between depreciation rates used for tax purposes compared to rates used for accounting purposes contributed to a higher deferred tax expense than in the prior year’s quarter.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Cash flow

The Company’s primary source of liquidity is operating cash flow. In the fourth quarter of 2011, operating cash flow was an inflow $7.8 million compared to $37.3 million for the prior-year period. The decrease in the current quarter’s operating cash flow quarter over quarter reflects the decrease in net earnings.

Cash received from investing activities in the fourth quarter of 2011 amounting to $20.8 million is mainly due to capital expenditures of $28.9 million and purchase of financial assets of $22.8 million, offset by proceeds from the sale and maturity of investments of $70.0 million and interest received of $3.0 million. The comparable for the fourth quarter of 2010 was $15.3 million of cash used in investing activities including capital expenditures of $16.9 million, purchase of financial assets of $5.7 million, interest received of $1.5 million and $5.7 million received from other investing activities.

Cash used in financing activities was $10.2 million for the fourth quarter ended December 31, 2011, compared to $2.3 million for the prior-year period. The increase in the used of cash is mainly due to interest payment on long term debt.

SUMMARY OF QUARTERLY RESULTS

	2011				2010
($ in thousands,
except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	60,512	84,204	48,349	58,801	108,959	37,540	56,453	75,508
Net earnings (loss)	(7,694)	30,028	(1,113)	5,753	25,550	728	44,783	78,296
EPS [1]	(0.04)	0.15	(0.01)	0.03	0.14	0.00	0.24	0.42
Adjusted net earnings [2]	9,941	7,055	(75)	8,607	32,660	6,768	2,966	10,655
Adjusted EPS [1]	0.05	0.04	0.00	0.05	0.17	0.04	0.02	0.06
EBITDA [2]	(4,829)	56,524	3,685	15,301	46,353	3,893	22,436	125,762
Adjusted EBITDA [2]	19,221	21,866	7,487	17,313	53,877	12,287	8,679	20,829
(US$ per pound, except where indicated)
Realized copper price [2]	3.56	3.73	4.25	4.28	4.09	3.78	3.18	3.31
Total cash costs of sales [2]	2.20	2.33	2.37	2.08	1.69	1.79	2.08	1.65
Copper sales (million pounds)	15.4	21.8	10.7	12.8	25.2	8.7	16.5	20.5

1 Calculated using weighted average number of shares outstanding under the basic method. Sum of all the quarters may not add up to the yearly total due to rounding.
2 Adjusted net earnings (loss), adjusted EPS, EBITDA, adjusted EBITDA, realized copper price and total cash costs of sales are non-GAAP financial performance measure with no standard definition under IFRS. See pages 30-33 of the Company’s MD&A.

Our financial results for the last eight quarters reflect: volatile copper and molybdenum prices that impact realized sales prices; variability in the quarterly sales volumes due to timing of shipments which impacts revenue recognition; and, more recently, a trend of increasing production costs primarily caused by inflationary pressures on key input costs. The net earnings in first quarter 2010 include a gain of $65.3 million on the contribution to the joint venture, net of tax.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

IFRS

We adopted IFRS effective January 1, 2011. Due to the requirement to present comparative financial information, the effective transition date is January 1, 2010. For a discussion of our significant accounting policies, refer to note 2 of the Financial Statements.

Elected exemptions

IFRS 1 provides for certain mandatory exceptions and optional exemptions for first time adopters of IFRS. We elected to take the following IFRS 1 optional exemptions as of the transition date of January 1, 2010:

  Not to apply the requirements of IFRS 3, Business Combinations, and restate business combinations that occurred prior to the transition date.
  To apply the requirements of IFRS 2, Share-based Payments, to share options granted which had not vested as at the transition date.
  To apply the borrowing cost exemption and to prospectively apply IAS 23, Borrowing Costs.
  To not retrospectively apply IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities. The simplified approach to calculating the net book value of the asset related to the provision for environmental rehabilitation (“PER”) was applied. The PER calculated on the transition date in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, was discounted back to the date the liability first arose, at which date the corresponding asset was set up, and then accumulated depreciation was recalculated as at the transition date.

Impact of adoption of IFRS on financial reporting

The following tables contain summaries of the adjustments to equity and to total comprehensive income as a result of the adoption of IFRS. The transition to IFRS has resulted in numerous financial statement presentation changes. A description of each of the adjustments and financial statement presentation change is outlined in note 20 of the Financial Statements.

		December 31,	January 1,
	Ref.	2010	2010
Equity under Canadian GAAP		$469,951	$296,693
Change in accounting method for depreciation	(i)	(668)	-
Reversal of impairment	(ii)	3,338	4,574
Provision for environmental rehabilitation	(iii)	(14,290)	(16,731)
Share-based compensation	(iv)	-	-
Deferred income tax	(v)	2,411	3,338
Equity under IFRS		$460,742	$287,874

		Year ended
	Ref.	December 31, 2010
Total Comprehensive Income under Canadian GAAP		$150,271
Change in accounting method for depreciation	(i)	(1,772)
Reversal of impairment	(ii)	(99)
Provision for environmental rehabilitation	(iii)	(1,843)
Share-based compensation	(iv)	1,149
Deferred income tax	(v)	280
Gain on contribution to joint venture	(vi)	3,044
Total Comprehensive Income under IFRS		$151,030

TASEKO MINES LIMITED
Management’s Discussion and Analysis

The conversion to IFRS did not have an impact on total cash costs of production per pound of copper or total cash costs of sales per pound of copper.

     i)      Change in accounting method for depreciation

On adoption of IFRS effective January 1, 2010, the Company changed its depreciation accounting method with respect to certain components of property, plant and equipment as management believes it more appropriately reflects the use of the corresponding assets thereby resulting in more reliable and relevant presentation. The impact of this change in accounting method has been prospectively applied from January 1, 2010 as it is a change in depreciation method and not a change in an accounting policy.

     ii)     Reversal of impairment

Under IFRS, the Company is required to reconsider whether impairment losses recognized in prior periods no longer exist, or have decreased on transition and thereafter on an annual basis. If such indicators exist, a new recoverable amount should be calculated and all or part of the impairment charge should be reversed to the extent the recoverable amount exceeds carrying value. This is not permitted under Canadian GAAP.

     iii)    Provision for environmental rehabilitation

The Company has re-measured its PER as of the transition date and estimated the amount to be included in the cost of the related asset by discounting the liability to the date at which the liability first arose. This calculation was done using best estimates of the historical risk-adjusted discount rates. Accumulated depreciation under IFRS was recalculated up to the transition date.

Under Canadian GAAP, the Company reduced the amount of its PER by expected cash inflows associated with future anticipated revenue-generating activities. Under IFRS, these amounts are recognized as a separate asset when recovery is virtually certain. The Company concluded that the conditions for virtual certainty do not exist and have excluded these revenues from its calculations under IFRS.

     iv)     Share-based compensation

For the purpose of accounting for share-based payment transactions, certain individuals previously classified as contractors under Canadian GAAP are now classified as employees under IFRS, and the Company records a lower expense each period, with an equal and offsetting adjustment to contributed surplus. Additional adjustments were made as at December 31, 2010.

     v)      Income tax

Under IFRS, the Company has derecognized deferred tax liabilities previously recognized on temporary differences arising on the initial recognition of the Aley property and Oakmont net profit interest (where the accounting basis of the asset acquired exceeded its tax basis) in a transaction which was not a business combination and affected neither accounting income nor taxable income.

Under IFRS, the Company has reversed the deferred tax asset previously recognized under Canadian GAAP related to the “new mine allowance” for British Columbia mineral tax purposes. In addition, deferred taxes have been adjusted for the changes to net book values arising as a result of the adjustments for first-time adoption of IFRS as discussed above.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

     vi)   Gain on contribution to joint venture

The gain on the contribution to joint venture has been recalculated under IFRS to reflect adjustments to the carrying values of certain assets and liabilities of the Gibraltar mine contributed to the joint venture, as described in references (i), (ii), (iii) and (v).

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's significant accounting policies are presented in note 2 of the Financial Statements. The preparation of the Financial Statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas where judgment is applied include reserve and resource estimation; asset valuations and the measurement of impairment charges or reversals; finished and in-process inventory quantities; plant and equipment lives; tax provisions; provisions for environmental rehabilitation; assessment of joint control in business combinations; and share-based compensation. Key estimates and assumptions made by management with respect to these areas have been disclosed in the notes to the Financial Statements as appropriate.

The accuracy of reserve and resource estimates is a function of the quantity and quality of available data and the assumptions made and judgment used in the engineering and geological interpretation, and may be subject to revision based on various factors. Changes in reserve and resource estimates may impact the carrying value of property, plant and equipment; the calculation of depreciation expense; the capitalization of stripping costs incurred during production; and the timing of cash flows related to the provision for environmental rehabilitation.

Changes in forecast prices of commodities, exchange rates, production costs and recovery rates may change the economic status of reserves and resources. Forecast prices of commodities, exchange rates, production costs and recovery rates, and discount rates assumptions, either individually or collectively, may impact the carrying value of derivative financial instruments, inventory, property, plant and equipment, and intangibles, as well as the measurement of impairment charges or reversals.

Subsequent to the 2011 year end, the Company was advised by its auditors, KPMG LLP, that the Public Company Accounting Oversight Board (PCAOB) communicated to the auditors that based on their inspection results, that an alternative accounting treatment might be more appropriate for the Company’s 2010 joint venture transaction with Cariboo. Pursuant to that transaction, Cariboo purchased a 25% joint venture interest in the Gibraltar mining operations for $187 million. This transaction implied a total value for the Gibraltar mining operations of approximately $748 million and in the Company’s annual reconciliation of accounts from Canadian generally accepted accounting principles (GAAP) to United States GAAP, it recognized a gain calculated as 100% of the difference between the Company’s carrying cost of the Gibraltar mining operations of $338 million and its implied value, for a reported gain of $360 million. Under US GAAP, 100% of the gain is recognized if the Company no longer controls the joint venture. The accounting identified by the PCAOB is dependent on whether a change of control of the Gibraltar mining operations occurred as a result of the joint venture transaction.

Depending on the outcome of anticipated discussions with the PCAOB and possibly the SEC, it is possible that the Company may have to reverse the gain recognition for US GAAP purposes on 100% of the Gibraltar mining operations and recognize a gain only on the 25% actually sold or potentially recognize the gain as an equity transaction rather than through income. This would necessitate related restatements to the carrying value of the Gibraltar mining operations and the presentation of Cariboo’s minority interest but would have no effect on cash flows in 2010 or thereafter. Based on the review of PCAOB’s comments to date, the Company believes that the

TASEKO MINES LIMITED
Management’s Discussion and Analysis

accounting approach taken on the joint venture transaction and subsequent accounting were and continue to be appropriate.

INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures.

Our internal control system over financial reporting is designed to provide reasonable assurance to management and the Board of Directors regarding the preparation and fair presentation of published financial statements. Internal control over financial reporting includes those policies and procedures that:

(1)	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(2)

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(3)

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Our internal control system over disclosure controls and procedures is designed to provide reasonable assurance that material information relating to the Company is made known to management and disclosed to others and information required to be disclosed by the Company in our annual filings, interim filings or other reports filed or submitted by us under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined effective can provide only reasonable assurance with respect to financial reporting and disclosure.

Other than changes related to our conversion to IFRS, there have been no changes in our internal control over financial reporting and disclosure controls and procedures during the year ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting and disclosure.

The Company’s management, at the direction of our chief executive officer and chief financial officer, have evaluated the effectiveness of the design and operation of the internal controls over financial reporting and disclosure controls and procedures as of the end of the period covered by this report, and have concluded that they were effective at a reasonable assurance level.

RELATED PARTY TRANSACTIONS

Key management personnel

Key management personnel include the members of the Board of Directors and executive officers of the Company.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

The Company contributes to a post-employment defined contribution pension plan on the behalf of certain key management personnel. This retirement compensation arrangement (RCA Trust) was established to provide benefits to certain executive officers on or after retirement in recognition of their long service. Upon retirement, the participant is entitled to the distribution of the accumulated value of the contributions under the RCA Trust. Obligations for contributions to the defined contribution pension plan are recognized as compensation expense in profit or loss in the periods during which services are rendered by the executive officers.

Certain executive officers are entitled to termination and change in control benefits. In the event of termination without cause, other than a change in control, these executive officers are entitled to an amount ranging from 9-month to 12-month’s salary. In the event of a change in control, if a termination without cause or a resignation occurs within 12 months following the change of control, these executive officers are entitled to receive, among other things, an amount ranging from 24-month to 32-months’ salary and accrued bonus, and all stock options held by these individuals will fully vest.

Executive officers and directors also participate in the Company’s share option program.

During 2011, the Company incurred total compensation expenses of $11.3 million for its key management personnel, compared to $10.4 million in 2010.

Other related parties

Hunter Dickinson Services Inc. ("HDSI") is a private company which has certain directors in common with the Company. HDSI carries out geological, engineering, corporate development, administrative, financial management, investor relations, and other management activities for the Company. The terms and conditions of the transactions are similar to transactions conducted on an arm’s length basis. During 2011, the Company incurred general and administrative expenses of $2.2 million, exploration and evaluation expenses of $0.8 million, and prepaid rent of $1.0 million with HDSI. This compares to general and administrative expenses of $2.3 million and exploration and evaluation expenses of $0.7 million in 2010.

The Gibraltar joint venture pays a management fee to the Company for services rendered as operator of the Gibraltar mine. During the year 2011, the Company has earned $0.8 million of other operating income for these services rendered, compared to $0.6 million earned in 2010.

NON-GAAP PERFORMANCE MEASURES

This document includes certain non-GAAP performance measures that do not have a standardized meaning prescribed by IFRS. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that these measures are commonly used by certain investors, in conjunction with conventional IFRS measures, to enhance their understanding of the Company’s performance. These measures have been derived from the Company’s financial statements and applied on a consistent basis. The following tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measure.

Total cash costs per pound

Total cash costs of sales include all costs absorbed into inventory, as well as by-product credits, treatment & refining costs and transportation costs, less non-cash items such as depreciation and share-based compensation. Total cash costs per pound sold are calculated by dividing the aggregate of the applicable costs by copper pounds sold. Total cash costs of production are total cash costs of sales adjusted for the net movement in inventory during the period. Total cash costs per pound produced are calculated by dividing the aggregate of the

TASEKO MINES LIMITED
Management’s Discussion and Analysis

applicable costs by copper pounds produced. These measures are calculated on a consistent basis for the periods presented.

	Three months ended		Year ended
	December 31,		December 31,
($ in thousands, unless otherwise indicated)	2011	2010	2011	2010
Cost of sales	$41,235	$52,461	$165,565	$157,759
Less non-cash items:
Depreciation	2,220	4,967	12,145	12,656
Share-based compensation	(42)	-	137	-
Less by-product credits:
Molybdenum	3,439	3,193	14,317	12,656
Silver	876	1,277	3,473	2,885
Total cash costs of sales	$34,762	$43,024	$135,494	$129,562
Total copper sold (thousand pounds)	15,438	25,197	60,776	70,839
Total cash costs per pound sold	$2.25	$1.71	$2.23	$1.83
Average exchange rate for the period (CAD/USD)	1.023	1.0131	0.9893	1.0300
Total cash costs of sales (US$ per pound)	$2.20	$1.69	$2.25	$1.78

Total cash costs of sales	$34,762	$43,024	$135,494	$129,562
Net change in inventory	(13)	(8,624)	(3,144)	3,544
Total cash costs of production	$34,749	$34,400	$132,350	$133,106
Less offsite costs:
Treatment and refining costs	(2,973)	(3,757)	(11,632)	(11,563)
Transportation costs	(3,400)	(5,029)	(13,108)	(16,275)
Net operating cash costs	$28,376	$25,614	$107,610	$105,268
Total copper produced (thousand pounds)	16,753	17,577	62,165	75,050
Total cash costs per pound produced	$1.69	$1.46	$1.73	$1.40
Average exchange rate for the period (CAD/USD)	1.0230	1.0131	0.9893	1.0300
Net operating cash costs of production
(US$ per pound)	$1.66	$1.44	$1.75	$1.36

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Adjusted net earnings

Adjusted net earnings removes the effect of the following transactions from net earnings as reported under IFRS:

  Unrealized gains/losses on derivative instruments;
  Gains/losses on the sale of financial instruments;
  Changes in the fair value of financial instruments;
  Foreign currency translation gains/losses; and
  Non-recurring transactions, including non-recurring tax adjustments.

Management believes these transactions do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, unrealized gains/losses on derivative instruments, changes in the fair value of financial instruments, and foreign currency translation gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

	Three months ended		Year ended
	December 31,		December 31,
($ in thousands, except per share amounts)	2011	2010	2011	2010
Net earnings (loss)	$(7,694)	$25,550	$26,974	$149,357
Unrealized loss on derivatives, net of tax	16,118	1,794	(16,864)	(6,347)
Gain on sale of shares	-	-	(6,443)	(4,087)
Changes in fair value of financial instruments	(1,541)	(98)	307	25
Foreign currency translation losses (gains)	1,383	6,208	5,907	10,467
Loss on extinguishment of debt	-	-	-	2,136
Loss/(gain) on contribution to joint venture, net of tax	-	(794)	2,930	(63,623)
Non-recurring consulting expense, net of tax	1,675	-	4,647	-
Non-recurring tax adjustments	-	-	-	(30,600)
Adjusted net earnings	$9,941	$32,660	$17,458	$57,328
Adjusted EPS	$0.05	$0.17	$0.09	$0.31

EBITDA and adjusted EBITDA

EBITDA represents net earnings before interest, income taxes, and depreciation. We present EBITDA because we consider it an important supplemental measure of our performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry, many of which present EBITDA when reporting their results. We believe issuers of “high yield” securities also present EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet debt service obligations. We believe EBITDA is an appropriate supplemental measure of debt service capacity, because cash expenditures on interest are, by definition, available to pay interest, and tax expense is inversely correlated to interest expense because tax expense goes down as deductible interest expense goes up; depreciation is a non-cash charge.

We present adjusted EBITDA as a further supplemental measure of our performance and ability to service debt. We prepare adjusted EBITDA by adjusting EBITDA to eliminate the impact of a number of items we consider non-recurring or do not consider indicative of our ongoing operating performance. You are encouraged to evaluate each adjustment and the reasons we consider them appropriate for supplemental analysis.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Adjusted EBITDA is calculated by adding to EBITDA certain items of expense and deducting from EBITDA certain items of income that we believe are not likely to recur or are not indicative of our future operating performance consisting of:

  Unrealized gains/losses on derivative instruments;
  Gains/losses on the sale of marketable securities;
  Changes in the fair value of financial instruments;
  Foreign currency translation gains/losses; and
  Non-recurring transactions.

While some of the adjustments are recurring, we believe the elimination of the gain on the contribution to the joint venture, loss on the extinguishment of debt, and gains/losses on the sale of marketable securities do not reflect the underlying performance of our core mining business and are not necessarily indicative of future results. Furthermore, unrealized gains/losses on derivative instruments, foreign currency translation gains/losses and changes in the fair value of financial instruments are not necessarily reflective of the underlying operating results for the reporting periods presented.

	Three months ended		Year ended
	December 31,		December 31,
($ in thousands, except per share amounts)	2011	2010	2011	2010
Net earnings (loss)	$(7,694)	$25,550	$26,974	$149,357
Add:
Depreciation	2,369	4,790	12,827	12,973
Interest expense	4,197	1,058	13,957	4,542
Interest income	(2,200)	(1,802)	(6,859)	(14,933)
Income tax expense (recovery)	(1,501)	16,757	23,782	46,504
EBITDA	$(4,829)	$46,353	$70,681	$198,443
Adjustments:
Unrealized (gain)/loss on derivative instruments	21,929	2,509	(22,944)	(8,877)
Gain on sale of marketable securities	-	-	(6,443)	(4,087)
Changes in fair value of financial instruments	(1,541)	(98)	307	25
Foreign currency translation losses	1,383	6,208	5,907	10,467
Loss on extinguishment of debt	-	-	-	2,136
Loss/(gain) on contribution to joint venture	-	(1,095)	3,987	(98,157)
Non-recurring consulting expense	2,279	-	6,322	-
Adjusted EBITDA	$19,221	$53,877	$57,817	$99,950